Exhibit 12
AT&T Corp.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Dollars in millions)

For the Three Months
Ended March 31, 2005

Income before income taxes	$897
Add: fixed charges, excluding capitalized interest	236

Total earnings before income taxes and fixed charges	$1,133

Fixed Charges:
Total interest expense	$203
Capitalized interest	4
Interest portion of rental expense	33

Total fixed charges	$240

Ratio of earnings to fixed charges	4.7